Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Financials • Strong Capital Generation and Return Michael Schrum • ABN AMRO (Channel Islands) • Efficient, Conservative Balance Sheet Acquisition Update Chief Financial Officer • Q&A • Visible Earnings Ten International Locations Awards 3

Third Quarter 2019 Highlights • Net income of $42.4 million, or $0.79 per share (In US$ millions) vs. Q2 2019 vs. Q3 2018 • Core Net Income** of $48.8 million, or $0.91 per share Q3 2019 $ % $ % • Return on average common equity of 17.8%; core return on Net Interest Income $ 86.3 $ 1.2 $ (1.9) 14.2 % average tangible common equity** of 22.5% Non-Interest Income 46.6 2.4 5.4 5.4% • Net Interest Margin of 2.52%, cost of deposits of 0.54% Prov. for Credit Losses (0.4) (1.3) (3.2) (315.3)% • Core efficiency ratio of 62.1%** Non-Interest Expenses* (90.6) 1.2 (8.0) (4.8)% • Quarterly common share dividend of $0.44 per share Other Gains (Losses) 0.5 0.3 (0.1) 181.3% • Completed acquisition of ABN AMRO (Channel Islands) Ltd. Net Income $ 42.4 $ 3.8 9.8% $ (7.9) (15.7)% • Mark T. Lynch appointed to Board of Directors. Mr. Lynch is a Non-Core Items** 6.4 6.1 7.6 (104.5)% former Senior Managing Director at Wellington Management Core Net Income** $ 48.8 $ (2.3) (4.5)% $ (0.3) (0.6)% Company Core Return on Average Tangible Common Equity** Core Net Income** (In US$ millions) 24.9% 25.8% 25.6% 24.6% $51.1 $51.7 $51.1 22.5% $49.1 $48.8 Q3 Q4 Q1 Q2 Q3 Q3 Q4 Q1 Q2 Q3 2018 2019 2018 2019 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure 4

Financials

Income Statement

Net Interest Income

Net Interest Margin & Yields

(In US$ millions)	Q3 2019		vs. Q2 2019	
	Avg. Balance	Yield	Avg. Balance	Yield
Cash, S/T Inv. & Repos	$ 4,434.4	1.12 %	$ 2,168.9	(0.34)%
Investments	4,616.8	2.82 %	163.3	(0.10)%
Loans (net)	4,529.4	5.22 %	516.6	(0.45)%
Interest Earning Assets	13,580.6	3.07 %	2,848.8	
Total Liabilities	12,788.9	(0.58)%	2,649.7	(0.10)%
Net Interest Margin		2.52 %		(0.66)%

Net Interest Income before Provision for Credit Losses - Trend

(In US$ millions)


$88.3
$85.2
$86.3
Q3
Q4
Q1
Q2
Q3
2018
2019

- Net interest income was up 1.4% compared to the second quarter of 2019 due primarily to a 26.5% increase in average interest earning assets in the third quarter of 2019 as a result of the ABN AMRO (Channel Islands) acquisition
- Acquired multi-currency earning assets held in cash and short term securities until seasoned over the next 1 to 3 years
- Net interest margin (NIM) decreased 66 bps from the previous quarter due primarily to:
  - The inclusion of 80bps NIM balance sheet from the ABN AMRO (Channel Islands) acquisition
  - Lower yielding US treasuries on the short end
- Loan yields of 5.22% were down 45 bps compared to the prior quarter due to Fed Funds reduction impact on US prime rate referenced Cayman loans and the inclusion of new ABN AMRO (Channel Islands) loan book at lower yields
- Cost of term deposits have moderated this quarter as lower market rates are now being reflected in roll-over customer rates

6

Butterfield

Customer Deposits Deposit Composition By Currency Average Deposit Volume and Cost of Deposits 6.0% 6.4% 14.0% 5,000 (In US$ millions) 1.52% 11.0% 14.1% 1.48% 19.0% 83.0% 79.6% 4,000 67.0% 3,000 Q3 Q4 Q1 Q2 Q3 2018 2019 0.83% USD / USD Pegged GBP 2,000 0.54% Other 0.42% 0.28% 1,000 By Type 0.20% 0.07% 19.1% 24.1% 23.9% 0.02% 0 57.4% 52.6% Q3 Q4 Q1 Q2 Q3 59.8% 2018 2019 23.6% 23.3% 16.3% Bermuda Demand Deposits Bermuda Term Deposits Q3 Q4 Q1 Q2 Q3 Cayman Demand Deposits Cayman Term Deposits 2018 2019 Channel Islands Demand Deposits Channel Islands Term Deposits Non-interest bearing demand deposits Interest bearing demand deposit cost Term deposit cost Interest bearing demand deposits Overall cost of deposits Term deposits 7

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) Q3 2019 vs. Q2 2019 $44.2 $46.6 Asset management $ 7.4 $ 0.5 $41.3 Banking 12.1 0.1 FX Revenue 10.0 1.7 Trust 12.7 (0.3) Custody and Other 3.6 0.6 Q3 Q4 Q1 Q2 Q3 Other 0.8 (0.1) 2018 2019 Total Non-Interest Income $ 46.6 $ 2.4 • Non-interest income was up 5.4% versus last quarter and up 13.0% compared to the third quarter of 2018, principally due to the ABN AMRO (Channel Islands) acquisition • Banking revenues benefited from card services fee income of $4.7 million • Fee income ratio of 35.2% remains favorable compared to peer average* • Fee revenues serve as a capital efficient earnings stabilizer to net interest income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 8

Income Statement Non-Interest Expenses Core Non-Interest Expense Trend* Core Non-Interest Expenses* vs. Q2 2019 (In US$ millions) (In US$ millions) Q3 2019 $ % Salaries & Benefits** $ 42.8 $ 1.6 4.0% $83.3 $84.0 Technology & Comm. 16.3 1.1 7.4% $79.2 Property 6.1 0.3 5.7% 63.2% Professional & O/S Services 5.9 0.9 17.5% 60.3% 62.1% Indirect Taxes 5.3 0.3 6.8 % Intangible Amortization 1.5 0.3 28.2 % Q3 Q4 Q1 Q2 Q3 Marketing 1.6 (0.1) (4.8)% 2018 2019 Other 4.6 0.2 5.6 % Core Non-Interest Expenses* Total Core Non-Interest Expenses* $ 84.0 $ 4.8 (6.1)% Non-Core Expenses* 6.4 (6.1) (48.8)% Core Efficiency Ratio* Non-Interest Expenses $ 90.4 $ (1.3) (1.4)% • Core cost / income ratio* of 62.1% is above target and higher than the 60.3% in the prior quarter • Third quarter 2019 core expenses were higher compared to the second quarter 2019 due to the additional expenses associated with the ABN AMRO (Channel Islands) acquisition ◦ Non-core expense items included business acquisition costs and staff exit costs • Cost / income ratio target remains 60% • Expense control continues to be an important lever to help mitigate impact of lower rate environment * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense 9

Capital Requirements and Return Regulatory Capital (Basel III) - Total Capital Ratio Leverage Capital 9.1% 8.3% 19.6% 0.6% 2.1% 16.3% 8.5% 13.9% 6.2% Butterfield Current BMA 2019 Required US Peer Average * Butterfield - Current US Peer Median * TCE/TA TCE/TA Ex Cash Dividend Payout Ratio** • Prudent capital management balances regulatory requirements and 52.8% shareholder returns 46.4% • TCE/TA ratio returns to target range of 6.0% to 6.5% following the acquisition 42.8% • Common share repurchase authorization is 0.8 million shares; buy backs expected to resume in fourth quarter of 2019 33.9% • Board declared a quarterly qualified cash dividend of $0.44 per common share • Current dividend payout ratio is around the target of 50%, which helps to ensure the current dividend rate is sustainable across the 2016 2017 2018 2019 interest rate cycle * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. ** 2019 is based on year-to-date dividend and earnings per share 10

Balance Sheet Total Assets (In US$ millions) Q3 2019 Q4 2018 (In US$ billions) Cash & Equivalents $ 3,605 $ 2,054 $14.2 S/T Investments 793 52 $11.2 Reverse Repos 62 27 $10.4 Loans (net) 4,673 4,044 Investments 4,662 4,255 Other Assets 420 340 $4.6 $4.5 $4.7 Total Assets $ 14,216 $ 10,773 $4.7 $4.1 $4.0 Int. Bearing Deposits $ 10,601 $ 7,333 Non-Int. Bearing Deposits 2,061 2,120 Q3 Q4 Q1 Q2 Q3 Other Liabilities 589 439 2018 2019 Shareholders Equity 965 882 Total assets Investments Loans Total Liab. & Equity $ 14,216 $ 10,773 Total Deposits $12.7 • Deposit balances increased to $12.7 billion following the (In US$ billions) ABN AMRO (Channel Islands) acquisition $9.9 $9.1 • Loan balances increased 15.6% from year-end 2018 due to the new loans from the acquisition • In the third quarter of 2019 investments grew by approximately $138 million, primarily in US government guaranteed mortgage backed securities at an average book yield of 2.74% at a duration of 4.26 years Q3 Q4 Q1 Q2 Q3 • The balance sheet remains high quality with relatively low 2018 2019 credit exposure 11

Asset Quality Non-Accrual Loans Investment Portfolio (In US$ millions) Rating Distribution $55.9 Loan Distribution $51.9 Gov’t: 3.4% $44.2 Other Comm’l: BBB: 0.1% A: 0.5% 11.5% AA: 0.8% Comm’l R/E: Res Mtg: 14.3% 65.5% AAA: Consumer: 98.6% 5.3% $4.7 billion $4.7 billion Q3 Q4 Q1 Q2 Q3 2018 2019 Net Charge-Off Ratio 0.10% • Conservative investment portfolio with limited credit risk 0.08% • The loan book remains focused on markets where 0.06% management has extensive experience and understanding • 2/3 of loan book is residential mortgages with average loan- 0.04% to-value of approximately 50% 0.02% 0.01% 0.01% • Continued trend of low charge-offs —% 0.00% Q3 Q4 Q1 Q2 Q3 2018 2019 12

Interest Rate Sensitivity Average Balance - Balance Sheet Interest Rate Sensitivity Average Balances (US 10.1% $Mil) Weighted 6.8% 5.6% Average 3.2% Q3 2019 vs. Q2 2019 Duration vs. Q2 2019 Life Cash & Reverse Repos 4,083.9 1,871.1 N/A N/A N/A (3.3)% (7.8)% S/T Invest. 350.5 297.8 0.3 - N/A -100bps +100bps +200bps AFS 2,299.7 62.6 2.8 0.1 5.2 HTM** 2,315.6 100.5 3.6 0.2 5.8 NTB US Peer Median * Total 9,049.7 2,332.0 5.5 • As acquired deposits are seasoned over the coming 4 to 12 quarters, longer duration securities are expected to further moderate asset sensitivity and improve book yield, subject to market conditions • Asset sensitivity has improved this quarter due to balance sheet currency mix and additions of US$ GNMA securities to the HTM book * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates. 13

ABN AMRO (Channel Islands) Ltd. Acquisition Update

	April 25, 2019 Deal Announcement	September 30, 2019
Closing	Initial Price: £161mn in cash (US$208m)	Paid: £161mn in cash (US$201m) Closed on July 15, 2019
Expense Savings	Expense savings of ~$7.5mn pre-tax (~30% of 2018 non-interest expense)	Expense savings being realized earlier
Balance Sheet Productivity	~35 - 40% reduction in deposits assumed to occur by the end of the 2020	Good progress – deposits are down 15% from close
Loan Book	Gross loan credit mark of 3%	Loan book significantly better than anticipated
TCE/TA	5.4%	6.2%
CET1	16.4%	16.9%
Operational Integration	Expected Second Half 2020	Expected Second Quarter 2020
Expected Pro Forma Financial Impact	TBVPS dilution at close: ~(4.5)% TBVPS earn back : less than 3 years Model IRR ~18% Core GAAP accretion: • Immediately accretive in 2019 • 3% to 5% accretive in 2022/23	TBVPS dilution at close: ~(2.7)% TBVPS earn back : less than 3 years Model IRR ~18% Core GAAP accretion: • Immediately accretive in 2019 • 3% to 5% accretive in 2022/23

- Deal closed ahead of schedule with improved US $ price due to strong dollar
- Efficiency enhancements are being implemented
- Euro and Sterling deposit relationships being evaluated and rationalized
- Capital ratios improving as expected and will continue to support quarterly common share dividends, common share repurchases and potential for future M&A
- Improved loan fair value review and lower transaction expenses offset impact of lower market interest rates

Deal enhances Butterfield's position as a leading global offshore bank and trust company with increased scale and growth prospects

14

Butterfield

Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2019			2018				2017	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Assets									
Cash & Equivalents	$ 3,605	$ 2,011	$ 2,601	$ 2,054	$ 1,259	$ 1,756	$ 1,846	$ 1,535	$ 1,546
Reverse Repos	62	166	72	27	72	89	198	179	210
S/T Investments	793	163	215	52	76	79	100	250	208
Investments	4,662	4,524	4,393	4,255	4,576	4,727	4,512	4,706	4,613
Loans, Net	4,673	4,000	3,986	4,044	4,092	3,986	3,957	3,777	3,664
Other Assets	420	364	374	340	355	367	376	332	338
Total Assets	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578
Liabilities and Equity									
Total Deposits	$ 12,663	$ 9,852	$ 10,294	$ 9,452	$ 9,066	$ 9,718	$ 9,754	$ 9,536	$ 9,407
Long-Term Debt	143	143	143	143	143	143	117	117	117
Other Liabilities	446	305	310	295	349	293	293	303	252
Total Liabilities	$ 13,252	$ 10,300	$ 10,747	$ 9,891	$ 9,558	$ 10,154	$ 10,164	$ 9,956	$ 9,776
Common Equity	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802
Total Equity	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802
Total Liabilities and Equity	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578
Key Metrics									
TCE / TA	6.2%	7.7%	7.1%	7.5%	7.7%	7.1%	6.7%	7.1%	7.0%
CET 1 Ratio	17.4%	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%
Total Tier 1 Capital Ratio	17.4%	20.1%	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%
Total Capital Ratio	19.6%	22.7%	22.0%	22.4%	23.3%	22.3%	19.2%	19.9%	19.9%

16

Butterfield

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q3 2019 Average balance ($)	Q3 2019 Interest ($)	Q3 2019 Average rate (%)	Q2 2019 Average balance ($)	Q2 2019 Interest ($)	Q2 2019 Average rate (%)	Q3 2018 Average balance ($)	Q3 2018 Interest ($)	Q3 2018 Average rate (%)
Assets									
Cash due from banks, reverse repurchase agreements and short-term investments	$ 4,434.4	$ 12.5	1.12 %	$ 2,265.5	$ 8.2	1.46 %	$ 1,668.0	$ 5.8	1.38 %
Investment in securities	4,616.8	32.9	2.82 %	4,453.5	32.4	2.92 %	4,660.4	32.6	2.78 %
Trading	*1.5*	—	— %	*1.3*	—	— %	*1.2*	—	— %
AFS	*2,299.7*	*15.4*	*2.66 %*	*2,237.1*	*15.1*	*2.71 %*	*2,742.7*	*18.0*	*2.60 %*
HTM	*2,315.6*	*17.4*	*2.99 %*	*2,215.1*	*17.3*	*3.13 %*	*1,916.5*	*14.7*	*3.04 %*
Loans	4,529.4	59.6	5.22 %	4,012.8	56.7	5.67 %	4,050.5	56.6	5.54 %
Commercial	*1,548.8*	*20.5*	*5.26 %*	*1,218.9*	*18.8*	*6.18 %*	*1,396.8*	*20.5*	*5.84 %*
Consumer	*2,980.7*	*39.1*	*5.20 %*	*2,793.9*	*38.0*	*5.45 %*	*2,653.7*	*36.0*	*5.38 %*
Total interest earning assets	13,580.6	105.0	3.07 %	10,731.8	97.4	3.64 %	10,378.9	95.0	3.63 %
Other assets	396.0			342.8			397.5		
Total assets	$ 13,976.6	$ 105.0	2.98 %	$ 11,074.7	$ 97.4	3.53 %	$ 10,776.4	$ 95.0	3.50 %
Liabilities									
Interest bearing deposits	$ 10,199.7	$ (16.7)	(0.65)%	$ 7,520.9	$ (10.2)	(0.55)%	$ 7,283.5	$ (4.8)	(0.26)%
Customer demand deposits	*7,091.8*	*(5.0)*	*(0.28)%*	*5,106.5*	*(0.8)*	*(0.07)%*	*5,174.7*	*(0.2)*	*(0.02)%*
Customer term deposits	*3,080.6*	*(11.5)*	*(1.48)%*	*2,391.7*	*(9.1)*	*(1.52)%*	*2,083.7*	*(4.4)*	*(0.83)%*
Deposits from banks	*27.3*	*(0.3)*	*(3.87)%*	*22.7*	*(0.3)*	*(5.23)%*	*25.1*	*(0.2)*	*(3.64)%*
Long-term debt	143.4	(2.0)	(5.42)%	143.4	(2.0)	(5.56)%	143.2	(1.9)	(5.31)%
Interest bearing liabilities	10,343.1	(18.7)	(0.72)%	7,664.3	(12.2)	(0.64)%	7,426.7	(6.7)	(0.36)%
Non-interest bearing customer deposits	2,134.0			2,167.8			2,161.6		
Other liabilities	311.7			307.1			263.5		
Total liabilities	$ 12,788.9	$ (18.7)	(0.58)%	$ 10,139.2	$ (12.2)	(0.48)%	$ 9,851.8	$ (6.7)	(0.27)%
Shareholders' equity	1,187.7			935.5			924.6		
Total liabilities and shareholders' equity	$ 13,976.6			$ 11,074.7			$ 10,776.4		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,237.5			$ 3,067.5			$ 2,952.2		
Net interest margin		$ 86.3	2.52 %		$ 85.2	3.18 %		$ 88.3	3.37 %

17

Butterfield

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3
Net Interest Income	$ 86.3	$ 85.2	$ 88.0	$ 87.4	$ 88.3	$ 87.4	$ 79.9	$ 76.1	$ 74.3
Non-Interest Income	46.6	44.2	43.4	45.7	41.3	41.9	39.8	42.4	38.2
Prov. for Credit Recovery (Losses)	(0.4)	0.9	—	1.7	2.8	0.5	1.9	5.4	0.7
Non-Interest Expenses*	90.6	91.9	81.0	83.7	82.6	78.6	77.8	80.8	73.8
Other Gains (Losses)	0.5	0.2	1.8	(0.3)	0.7	(1.6)	0.4	(2.7)	1.8
Net Income	$ 42.4	$ 38.6	$ 52.1	$ 50.9	$ 50.4	$ 49.7	$ 44.2	$ 40.3	$ 41.1
Non-Core Items**	$ 6.4	$ 12.5	$ (0.4)	$ 0.2	$ (1.2)	$ 2.0	$ 0.8	$ 1.9	$ (0.4)
Core Net Income**	$ 48.8	$ 51.1	$ 51.7	$ 51.1	$ 49.1	$ 51.7	$ 45.0	$ 42.2	$ 40.7

Key Metrics	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3
Loan Yield	5.22%	5.67%	5.67%	5.56%	5.54%	5.44%	5.31%	5.23%	5.16%
Securities Yield	2.82	2.92	3.07	2.87	2.78	2.67	2.54	2.27	2.22
Cost of Deposits	0.54	0.42	0.38	0.27	0.20	0.14	0.12	0.12	0.10
Net Interest Margin	2.52	3.18	3.31	3.38	3.37	3.20	3.05	2.87	2.81
Core Efficiency Ratio**	62.1	60.3	60.1	61.5	63.2	59.0	62.3	65.4	62.8
Core ROATCE**	22.5	24.6	25.6	25.8	24.9	27.6	24.3	22.3	22.2
Fee Income Ratio	35.2	33.9	33.0	33.9	31.2	32.4	32.7	34.2	33.8
Fully Diluted Share Count (in millions of common shares)	53.6	53.5	54.2	55.4	56.0	55.9	55.8	55.6	55.5

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 20-21

18

Butterfield

Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3
Non-Interest Income									
Trust	$ 12.7	$ 13.0	$ 12.6	$ 13.8	$ 13.1	$ 13.2	$ 10.9	$ 11.3	$ 10.9
Asset Management	7.4	6.9	6.7	6.5	6.5	6.2	6.4	6.6	6.3
Banking	12.1	12.1	11.2	12.8	10.6	10.8	10.9	12.0	10.8
FX Revenue	10.0	8.4	8.8	8.6	7.8	8.3	8.2	8.8	7.6
Custody & Other Admin.	3.6	3.1	2.7	2.4	2.2	2.4	2.2	2.2	2.0
Other	0.8	0.9	1.4	1.6	1.0	1.1	1.2	1.4	0.5
Total Non-Interest Income	$ 46.6	$ 44.2	$ 43.4	$ 45.7	$ 41.3	$ 41.9	$ 39.8	$ 42.4	$ 38.2
Non-Interest Expense									
Salaries & Benefits*	$ 45.6	$ 52.1	$ 42.8	$ 43.7	$ 43.8	$ 40.9	$ 37.0	$ 42.4	$ 37.4
Technology & Comm.	16.3	15.2	14.6	14.9	15.6	15.1	14.7	14.4	13.2
Property	6.1	5.7	5.4	6.1	5.3	5.3	5.1	4.5	5.1
Professional & O/S Services	9.5	6.2	5.6	6.1	5.1	5.1	9.7	8.0	6.9
Indirect Taxes	5.3	5.3	5.2	4.7	4.8	5.0	4.9	4.7	4.6
Intangible Amortization	1.5	1.2	1.3	1.3	1.4	1.3	1.1	1.1	1.0
Marketing	1.6	1.7	1.7	2.3	1.5	1.4	0.9	1.5	0.9
Restructuring	—	—	—	—	—	—	—	0.3	0.4
Other	4.6	4.3	4.3	4.3	4.9	4.1	3.9	3.5	4.0
Total Non-Interest Expense	$ 90.4	$ 91.7	$ 80.9	$ 83.5	$ 82.2	$ 78.2	$ 77.4	$ 80.4	$ 73.6
Income Taxes	0.2	0.2	0.1	0.2	0.4	0.3	0.4	0.5	0.2
Total Expense incld. Taxes	$ 90.6	$ 91.9	$ 81.0	$ 83.7	$ 82.6	$ 78.6	$ 77.8	$ 80.8	$ 73.8

*Includes non-service employee benefits

19

Butterfield

Appendix Core Non-Interest Expense* Trends (in millions of US Dollars, unless otherwise indicated) 2019 2018 2017 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Salaries & Benefits** $ 42.8 $ 41.1 $ 42.8 $ 43.7 $ 43.8 $ 40.9 $ 37.0 $ 42.2 $ 37.2 Technology & Comm. 16.3 15.2 14.6 14.8 15.4 14.9 14.6 14.3 13.1 Property 6.1 5.7 5.4 6.1 5.3 5.3 5.1 4.5 5.1 Professional & O/S Services 5.9 5.0 5.0 6.0 6.3 4.7 8.1 6.7 5.6 Indirect Taxes 5.3 5.0 5.2 4.7 4.8 5.0 4.9 4.7 4.6 Intangible Amortization 1.5 1.2 1.3 1.3 1.4 1.3 1.1 1.1 1.0 Marketing 1.6 1.7 1.7 2.3 1.5 1.4 0.9 1.5 0.9 Other 4.6 4.3 4.3 4.3 4.8 4.1 3.9 3.5 4.0 Total Core Non-Interest Expense $ 84.0 $ 79.2 $ 80.3 $ 83.1 $ 83.3 $ 77.6 $ 75.7 $ 78.5 $ 71.6 Income Taxes 0.2 0.2 0.1 0.2 0.4 0.3 0.4 0.5 0.2 Total Core Expense incld. Taxes $ 84.2 $ 79.4 $ 80.5 $ 83.2 $ 83.7 $ 77.9 $ 76.0 $ 78.9 $ 71.8 * See the reconciliation of non-GAAP measures on pages 20-21 ** Includes non-service employee benefits 20

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2019			2018	
		Q3	Q2	Q1	Q4	Q3
Net income	A	$ 42.4	$ 38.6	$ 52.1	$ 50.9	$ 50.4
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		—	—	(1.0)	—	(0.2)
Total non-core (gains) losses	B	$ —	$ —	$ (1.0)	$ —	$ (0.2)
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		2.8	11.3	—	—	—
Tax compliance review costs		—	—	—	0.1	0.1
Business acquisition costs		3.6	1.2	0.6	0.1	(1.2)
Total non-core expenses	C	$ 6.4	$ 12.5	$ 0.6	$ 0.2	$ (1.1)
Total non-core (gains), losses and expenses	D=B+C	6.4	12.5	(0.4)	0.2	(1.2)
Core net income to common shareholders	E=A+D	$ 48.8	$ 51.1	$ 51.7	$ 51.1	$ 49.1
Average shareholders' equity		948.4	905.7	893.4	862.3	859.9
Average common equity	F	948.4	905.7	893.4	862.3	859.9
Less: average goodwill and intangible assets		(87.1)	(73.0)	(74.9)	(75.6)	(76.7)
Average tangible common equity	G	861.3	832.7	818.5	786.7	783.2
Return on equity	A/F	17.8%	17.1%	23.7%	23.4%	23.2%
Core return on average tangible common equity	E/G	22.5%	24.6%	25.6%	25.8%	24.9%
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	53.6	53.5	54.2	55.4	56.0
Earnings per common share fully diluted	A/H	**0.79**	**0.72**	**0.96**	**0.92**	**0.90**
Non-core items per share	D/H	**0.12**	**0.23**	**(0.01)**	—	**(0.02)**
Core earnings per common share fully diluted	E/H	0.91	0.95	0.95	0.92	0.88
Core return on average tangible assets						
Total average assets	I	$ 13,519.2	$ 11,294.3	$ 11,177.1	$ 10,449.2	$ 10,723.5
Less: average goodwill and intangible assets		(87.1)	(73.0)	(74.9)	(75.6)	(76.7)
Average tangible assets	J	$ 13,432.1	$ 11,221.3	$ 11,102.2	$ 10,373.7	$ 10,646.8
Return on average assets	A/I	1.2%	1.4%	1.9%	1.9%	1.9%
Core return on average tangible assets	E/J	1.4%	1.8%	1.9%	2.0%	1.8%

21

Butterfield

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)

		2019			2018	
		Q3	Q2	Q1	Q4	Q3
Tangible equity to tangible assets						
Shareholders' equity		$ 964.6	$ 928.7	$ 896.2	$ 882.3	$ 871.7
Less: goodwill and intangible assets		(93.4)	(72.2)	(74.1)	(74.7)	(76.9)
Tangible common equity	L	871.2	856.5	822.1	807.6	794.8
Total assets		14,216.3	11,229.0	11,643.1	10,773.2	10,429.7
Less: goodwill and intangible assets		(93.4)	(72.2)	(74.1)	(74.7)	(76.9)
Tangible assets	M	$ 14,122.9	$ 11,156.8	$ 11,569.0	$ 10,698.4	$ 10,352.8
Tangible common equity to tangible assets	L/M	6.2%	7.7%	7.1%	7.5%	7.7%
Efficiency ratio						
Non-interest expenses		$ 90.4	$ 91.7	$ 80.9	$ 83.5	$ 82.2
Less: Amortization of intangibles		(1.5)	(1.2)	(1.3)	(1.3)	(1.4)
Non-interest expenses before amortization of intangibles	N	88.9	90.5	79.6	82.2	80.9
Non-interest income		46.6	44.2	43.4	45.7	41.3
Net interest income before provision for credit losses		86.3	85.2	88.0	87.4	88.3
Net revenue before provision for credit losses and other gains/losses	O	$ 133.0	$ 129.4	$ 131.4	$ 133.1	$ 129.5
Efficiency ratio	N/O	66.9%	70.0%	60.6%	61.7%	62.4%
Core efficiency ratio						
Non-interest expenses		$ 90.4	$ 91.7	$ 80.9	$ 83.5	$ 82.2
Less: non-core expenses	(C)	(6.4)	(12.5)	(0.6)	(0.2)	1.1
Less: amortization of intangibles		(1.5)	(1.2)	(1.3)	(1.3)	(1.4)
Core non-interest expenses before amortization of intangibles	P	82.5	78.0	79.0	81.9	81.9
Net revenue before provision for credit losses and other gains/losses	Q	133.0	129.4	131.4	133.1	129.5
Core efficiency ratio	P/Q	62.1%	60.3%	60.1%	61.5%	63.2%

22

Butterfield

Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 23